UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                               Pharmacyclics Inc.
                  --------------------------------------------
                                (Name of issuer)

                                  Common Stock
                  --------------------------------------------
                         (Title of class of securities)

                                    716933106
                  --------------------------------------------
                                 (CUSIP number)

                                  May 17, 2000
                  --------------------------------------------
             (Date of Event which requires filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               /_/ Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               /_/ Rule 13d-1 (d)

---------------------------------
CUSIP No. 716933106                                 13G
---------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/
                                                                       (b) /_/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              0
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                            SHARED VOTING POWER
EACH                         6      792,000
REPORTING                    ------ --------------------------------------------
PERSON                              SOLE DISPOSITIVE POWER
WITH                         7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      792,000
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         792,000
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    /_/
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------


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Item 1(a).     Name of Issuer:

               Pharmacyclics Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 995 East Arques Avenue, Sunnyvale, California 94086-4521, USA.


Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG ( the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the  securities  is  Common  Stock  (the  "Common
Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)    /_/  Broker or dealer registered under section 15 of the
                           Act;

               (b)    /_/  Bank as defined in section 3(a)(6) of the Act;

               (c)    /_/  Insurance Company  as defined in section 3(a)(19) of
                           the Act;

               (d)    /_/  Investment Company registered under section 8 of the
                           Investment Company Act of 1940;

               (e)    /_/  An investment adviser in  accordance with Rule 13d-1
                           (b)(1)(ii)(E);

               (f)    /_/  An  employee  benefit  plan,  or  endowment  fund in
                           accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g)    /_/  A  parent  holding  company  or  control  person  in
                           accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h)    /_/  A  savings association as defined in section 3(b) of
                           the Federal Deposit Insurance Act;

               (i)    /_/  A   church   plan   that   is   excluded   from   the
                           definition  of  an  investment  company under section
                           3(c)(14) of the Investment Company Act of 1940;

               (j)     /_/  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

Item 4. Ownership.

     (a)  Amount beneficially owned:

          The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

     (b)  Percent of class:

          The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

          (ii) shared power to vote or to direct the vote:

               The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

          (iii) sole power to dispose or to direct the disposition of:

               The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

          (iv) shared power to dispose or to direct the disposition of:

               The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Investment management clients of the Reporting Person's subsidiaries have the ultimate right to dividends from Common Stock held on their behalf and the proceeds from the sale of Common Stock held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The following are subsidiaries of the Reporting Person which hold Common Stock included in the figures on the cover pages: Deutsche Fonds Holding GmbH, Deutsche Gesellschaft fur Wertpapiersparen mbH, Deutsche Vermogensbildungsgesellschaft mbh, DWS Investment Management S.A. Luxemburg and Deutsche Asset Management Investmentgesellschaft GmbH.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2000



                                       DEUTSCHE BANK AG



                                       By: /s/ Christoph Kirschhofer
                                           -------------------------------------
                                           Name:   Christoph Kirschhofer
                                           Title:  Director



                                       By:  /s/ Dr. Rainer Grimberg
                                            ------------------------------------
                                            Name:  Dr. Rainer Grimberg
                                            Title: Director